UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18 2012

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒
Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Bhpbilliton

Resourcing the future

What we value

Summary Review 2012

BHP Billiton locations

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	ROD Integrated Development [(a)]	Onshore oil production	38%
2	Australia	Bass Strait [(a)]	Offshore Victoria oil, condensate, LPG, natural gas and ethane production	50%
3	Australia	Minerva	Offshore Victoria natural gas and condensate production	90%
4	Australia	North West Shelf [(a)]	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production	8.3–16.7%
5	Australia	Pyrenees	Offshore Western Australia oil production	40–71.4%
6	Australia	Stybarrow	Offshore Western Australia oil and gas production	50%
7	Pakistan	Zamzama	Onshore natural gas and condensate production	38.5%
8	Trinidad and Tobago	Angostura	Offshore oil and natural gas production	45%
9	UK	Bruce/Keith/ Liverpool Bay	Offshore North Sea and Irish Sea oil and natural gas production • Bruce [(a)] 16% • Keith 31.8% • Liverpool Bay 46.1%	
10	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields • Atlantis [(a)] 44% • Genesis [(a)] 5% • Mad Dog [(a)] 23.9% • Neptune 35% • Shenzi 44%	
11	US	Onshore US	Onshore shale gas and liquids in Arkansas, Louisiana and Texas • Eagle Ford • Fayetteville • Haynesville • Permian	<1–100%

Aluminium [(b)]

Ref	Country	Asset	Description	Ownership
12	Australia	Worsley	Integrated alumina refinery and bauxite mine in Western Australia	86%
13	Brazil	Alumar [(a)]	Integrated alumina refinery and aluminium smelter	36–40%
14	Brazil	Mineração Rio do Norte [(a)]	An open-cut bauxite mine	14.8%
15	Mozambique	Mozal	An aluminium smelter, located near Maputo	47.1%
16	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located at Richards Bay	100%

Stainless Steel Materials [(b)]

Ref	Country	Asset	Description	Ownership
17	Australia	Nickel West	Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery	100%
18	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting operation in northern Colombia	99.9%



25
42
36
23
48
11
10
8
34
18
14
13
22
20
27
21
43

BHP Billiton principal office locations

Ref	Country	Location	Office
37	Australia	Adelaide	Uranium Head Office
38	Australia	Brisbane	Metallurgical Coal Head Office
39	Australia	Melbourne	Global Headquarters
40	Australia	Perth	Aluminium [(b)] and Stainless Steel Materials [(b)] Head Offices Iron Ore Head Office
41	Australia	Sydney	Energy Coal Head Office
42	Canada	Saskatoon	Diamonds and Specialty Products Head Office
43	Chile	Santiago	Base Metals Head Office
44	Malaysia	Kuala Lumpur	Global Shared Services Centre
45	Singapore	Singapore	Marketing Head Office Minerals Exploration Head Office
46	South Africa	Johannesburg	Manganese Head Office
47	UK	London	Corporate Office
48	US	Houston	Petroleum Head Office

- Petroleum
- Aluminium [(b)]
- Stainless Steel Materials [(b)]
- Base Metals
- Uranium [(c)]
- Diamonds and Specialty Products
- Iron Ore
- Manganese
- Metallurgical Coal
- Energy Coal
- Offices

(a) Jointly or non-operated BHP Billiton Assets or Fields.
(b) Aluminium and Stainless Steel Materials form the Aluminium and Nickel Customer Sector Group.
(c) Uranium is part of the Base Metals Customer Sector Group.
Projects and exploration activities are not shown on this map.
Locations are current at 10 September 2012.

Base Metals

Ref Country

Asset

Description

Ownership

19

Australia

Cannington

Underground silver, lead and zinc mine,

100%

located in northwest Queensland

20

Chile

Pampa Norte

Cerro Colorado and Spence open-cut

100%

mines producing copper cathode in

the Atacama Desert, northern Chile

21

Chile

Escondida

Comprises the world’s largest copper

57.5%

mine, concentrators and solvent

extraction plants and port operations

22

Peru

Antamina (a)

A joint venture open-cut copper

33.8%

and zinc mine, located in the Andes

north-central Peru

23

US

Base Metals

Includes the Pinto Valley open-cut copper

100%

North America

mine, located in Arizona

Uranium (c)

Ref Country

Asset

Description

Ownership

24

Australia

Olympic

Large poly-metallic orebody and the

100%

Dam

world’s largest uranium deposit, producing

copper, uranium, gold and silver

Diamonds and Specialty Products

Ref Country

Asset

Description

Ownership

25

Canada

EKATI

Open-cut and underground diamond

80%

Diamond

mines, located in the Northwest Territories

Mine

of Canada

Iron Ore

Ref Country

Asset

Description

Ownership

26

Australia

Western

Integrated iron ore mines (Area C, Jimblebar,

85–100%

Australia

Yandi, Newman and Yarrie), and rail

Iron Ore

and port operations in the Pilbara region

of Western Australia

27

Brazil

Samarco (a)

Open-cut mine that produces iron ore pellets

50%

Manganese

Ref Country

Asset

Description

Ownership

28

Australia

Manganese

Producer of manganese ore at GEMCO in the

60%

Australia

Northern Territory and manganese alloys at

TEMCO in Tasmania

29

South Africa

Manganese

Mamatwan open-cut and Wessels

44.4–60%

South Africa

underground manganese mines and

the Metalloys manganese alloy plant

Metallurgical Coal

Ref Country

Asset

Description

Ownership

30

Australia

Illawarra

Underground coal mines (West Cliff,

100%

Coal

Dendrobium, Appin) in southern New South

Wales, with access to rail and port facilities

31

Australia

BHP Billiton

Saraji, Goonyella Riverside, Peak Downs,

50%

Mitsubishi

Norwich Park, Gregory Crinum, Blackwater

Alliance

and Broadmeadow open-cut and underground

mines in the Queensland Bowen Basin and

Hay Point Coal Terminal

32

Australia

BHP Billiton

South Walker Creek and Poitrel open-cut coal

80%

Mitsui Coal

mines in the Queensland Bowen Basin

Energy Coal

Ref Country

Asset

Description

Ownership

33

Australia

New South

Mt Arthur Coal open-cut mine

100%

Wales Energy

Coal

34

Colombia

Cerrejón (a)

An open-cut coal mine, with integrated

33.3%

rail and port operations

35

South Africa

Energy Coal

Khutala, Middelburg, Klipspruit, Wolvekrans

50–100%

South Africa

open-cut and underground mines and coal

processing operations

36

US

New Mexico

Navajo open-cut and San Juan

100%

Coal

underground mines

Percentage ownership figures have been rounded to one decimal place.

9

47

1

29

46

35

15

16

7

44

45

4
5
6

26

17

12

40

28

19

31

32

38

24

37

33

41

30

39

3
2

28

In this Summary Review

Our Charter

Read Our BHP Billiton Charter See page 2

Our results at a glance

A snapshot of our results and five-year financial summary

See page 3

Accountability

An overview of the year by Jac Nasser AO and Marius Kloppers

See page 6

Group Management Committee

Profiles of the senior management team at BHP Billiton

See page 8

Performance

An update from each of our Customer Sector Groups (CSGs), providing a snapshot of BHP Billiton’s operational performance

See page 12

Sustainability

An outline of our global approach to Sustainability

See page 20

Respect

Learn more about our core value of Respect, the focus of our people strategy

See page 22

Simplicity

Read about how our operations focus on the things that matter most

See page 26

Integrity

Our approach to doing what is right and doing what we say we will do

See page 28

Board of Directors

The profiles of BHP Billiton’s Directors

See page 29

Corporate Governance Summary

A summary of BHP Billiton’s governance

See page 32

Remuneration Summary

Key policy principles and information about our remuneration

See page 34

Shareholder information

Key dates and information relevant to shareholders, including our dividend policy and payments

See page 36

Corporate Directory

A list of major BHP Billiton offices and share registries

See Inside Back Cover

This Summary Review is designed to provide you with an update on the operations and performance of BHP Billiton over the year ended 30 June 2012 in a concise and easy-to-read format. It is not a summary financial statement for the purposes of the UK Companies Act 2006. This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2012 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements including, for example, fluctuations in commodity prices and currency exchange rates, demand changes in major markets and government regulations. Past performance cannot be relied on as a guide to future performance.

Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

This Summary Review is not a substitute for the Annual Report 2012 and does not contain all the information needed to give as full an understanding of the Group’s performance, financial position and future prospects as is provided by the Annual Report 2012, which can be downloaded from the BHP Billiton website at www.bhpbilliton.com. Printed copies of the Annual Report 2012 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the Share Registry.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia.

BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK. Each of BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Australia.

We are BHP Billiton, a leading global resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

In more than 100 locations in over 25 countries, we are committed to working in ways that are true to Our BHP Billiton Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.

When we do, we continue to build on our success both today and for tomorrow.

BHP BILLITON SUMMARY REVIEW 2012 | 1

Bhpbilliton

Resourcing the future

Our Charter

We are BHP Billiton, a leading global resources company.

Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our Values Sustainability

Putting health and safety first, being environmentally responsible and supporting our communities.

Integrity

Doing what is right and doing what we say we will do.

Respect

Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.

Performance

Achieving superior business results by stretching our capabilities.

Simplicity

Focusing our efforts on the things that matter most.

Accountability

Defining and accepting responsibility and delivering on our commitments.

We are successful when:

Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our communities, customers and suppliers value their relationships with us.

Our asset portfolio is world-class and sustainably developed.

Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment.

Marius Kloppers

Chief Executive Officer

September 2011

2	| BHP BILLITON SUMMARY REVIEW 2012

O ur results at a glance

> An 11 per cent increase in the 2012 financial year dividend takes the compound annual growth rate of our progressive dividend to 26 per cent over the last 10 years.

> Strong momentum established with annual production records achieved at 10 operations. Our low-risk, largely brownfield projects in execution are expected to create substantial shareholder value.

> Underlying EBIT (Earnings before interest and taxes) decreased by 15 per cent to US$27.2 billion and Attributable profit excluding exceptional items declined by 21 per cent to US$17.1 billion. Exceptional items totalling US$1.7 billion contributed to a 35 per cent decline in Attributable profit to US$15.4 billion.

> Underlying EBIT margin remained at a robust 39 per cent, while Underlying return on capital was 23 per cent.

> Net operating cash flow of US$24.4 billion reflected the strong cash generating capacity of the business throughout the economic cycle. Gearing of 26 per cent remains within the parameters defined by our solid A credit rating.

> In FY2012, three fatalities occurred at controlled operations. The FY2012 total recordable injury frequency (TRIF) performance of 4.7 per million hours worked improved by six per cent compared with FY2011 (5.0).

Underlying EBIT

US$27.2 billion

US$ million 35,000

30,000 25,000 20,000 15,000 10,000 5,000 0

2008 2009 2010 2011 2012

Attributable profit – excluding exceptional items

US$17.1billion

US$ million

25,000 20,000 15,000 10,000 5,000 0

2008 2009 2010 2011 2012

Dividends declared

US$6 billion

US$ million 6,000

5,000 4,000 3,000 2,000 1,000 0

2008 2009 2010 2011 2012

Community contributions at 30 June

US$214 million

US$ million 250

200 150 100 50 0

2008 2009 2010 2011 2012

Expenditure (less UK-based charitable company) UK-based charitable company

Five-year Summary

30 June

30 June

30 June

30 June

30 June

US$ million

2012

2011

2010

2009

2008

Revenue

72,226

71,739

52,798

50,211

59,473

Underlying EBIT (a)

27,238

31,980

19,719

18,214

24,282

Attributable profit – excluding exceptional items

17,117

21,684

12,469

10,722

15,368

Attributable profit – including exceptional items

15,417

23,648

12,722

5,877

15,390

Net operating cash flow (b)

24,384

30,080

16,890

17,854

16,958

Basic EPS (c) – excluding exceptional items (US cents per share)

321.6

393.5

224.1

192.7

274.9

Basic EPS (c) – including exceptional items (US cents per share)

289.6

429.1

228.6

105.6

275.3

Dividend per share – BHP Billiton (US cents) (d)

112.0

101.0

87.0

82.0

70.0

Underlying EBITDA Interest Coverage (a)

53.2

102.8

64.4

56.8

49.4

Gearing (e)

26.0%

9.2%

6.3%

12.1%

17.8%

(a) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(b)	Net operating cash flows are after net interest and taxation. (c) Earnings per share.
(d)	Represents the dividend declared for each BHP Billiton Plc and BHP Billiton Limited share.

(e) Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

BHP BILLITON SUMMARY REVIEW 2012 | 3

We listen to people’s aspirations and concerns, respect their rights and work with them to implement community projects.

Petroleum’s Pakistan Production Unit operates the Zamzama gas plant in Dadu District, which is home to approximately 570,000 people. Access to potable water is a challenge faced by the community, and due to an absence of a reliable and permanent water supply in the area, most residents have to fetch water for everyday use. To address this issue, the Pakistan Production Unit began a project to improve the water supply in the area, commencing with the installation of 190 hand pumps in 85 villages. Water quality was then improved by the installation of water filtration units, training for the communities on how to use the units and the provision of health education to the community.

4	| BHP BILLITON SUMMARY REVIEW 2012

When we do, we focus our efforts on the things that matter most.

We contribute one per cent of our pre-tax profit, on a three-year rolling average, to community programs. In FY2012, this totalled US$214 million.

BHP BILLITON SUMMARY REVIEW 2012 | 5

Accountability

Defining and accepting responsibility and delivering on our commitments.

Chairman’s Review

Dear Shareholder

The past year was characterised by continued high levels of volatility and uncertainty in the world’s economy. The debt issues of the Eurozone remain a global concern. European governments continue to take action to address these challenges, but until they are resolved, we expect the political and financial conditions of the region to remain volatile. While there are some signs of improvement in the United States economy, a recovery will only continue provided there are no large external shocks. Furthermore, China and other emerging economies have also seen subdued growth as they face cyclical and structural pressures.

In the midst of these challenges in the global economic environment, I am pleased to report that BHP Billiton performed well this past financial year. BHP Billiton’s Underlying EBIT margin remained at a robust 39 per cent, despite weakness in commodity markets and industry-wide cost pressures. These results were underpinned by the execution of our diversified strategy.

Your Board is confident that our commitment to invest in high-return growth opportunities will continue to create returns for shareholders. Our largely brownfield projects in execution will continue to drive momentum in our major businesses and create value for our shareholders in the near term. Moreover, the continued urbanisation and industrialisation of developing economies should support both demand for our products and the long-term growth of our strong pipeline of development projects across diverse commodities and geographies.

Recognising these opportunities, we will continue to prioritise investment where a sustainable competitive advantage exists, including geopolitical and fiscal stability. Our project approvals process will ensure that we allocate capital in a disciplined fashion, while the quality and diversity of our asset portfolio will continue to drive strong returns.

Investing in high-return projects, while maintaining a strong balance sheet, underpins our ability to pay a dividend that grows over time. This financial year our progressive dividend increased to 112 US cents per share. Over the last 10 years, we have returned approximately US$54 billion to shareholders through dividends and share buy-backs. That represents around 30 per cent of the Group’s current market capitalisation. Moreover, our unbroken dividend generates a yield that is well in excess of our peer group.

BHP Billiton also remains committed to making a positive contribution to our communities through capital investment, supporting local industry and creating jobs. Expanding on that commitment, this year we once again contributed one per cent of our pre-tax profit to community programs by voluntarily investing US$214 million. This included a US$65 million contribution to BHP Billiton Sustainable Communities, our UK-based charity, and a US$149 million investment in health (8 per cent), education and training (18 per cent), community infrastructure (25 per cent) and other initiatives (49 per cent). This was in addition to the US$11.9 billion in taxes and royalties paid to governments in the jurisdictions where we operate.

Tragically, this year three of our colleagues lost their lives at work. No fatality is acceptable and on behalf of the Board, I offer our condolences to their families, friends and colleagues. This is a stark reminder that we must remain vigilant about safety and continue to live our values. Supporting our communities is part of Our BHP Billiton Charter value of Sustainability, which also includes putting the health and safety of our people first and being environmentally responsible. These are set out in Our Charter, which is the foundation for everything we do at BHP Billiton.

Lastly, it is important to note that as part of our Board succession, in June 2012 Mr Pat Davies was appointed to the Board as a Non-executive Director. Pat’s appointment is a welcome addition to an already strong Board, providing corporate experience in the natural resources sector across a number of commodities and markets.

In summary, while we continue to live with the uncertainty of the global economic environment, we expect the demand from emerging economies, our disciplined approach to capital management and our value-focused strategy to maintain our momentum in delivering strong results long term for our shareholders. On behalf of the Board and everyone involved in the Company, I would like to thank you for your ongoing support of BHP Billiton, as we continue to deliver on our commitments to you, our shareholders.

Jac Nasser AO

Chairman

6	| BHP BILLITON SUMMARY REVIEW 2012

Chief Executive Officer’s Report

I am pleased to report that BHP Billiton delivered a solid set of results in FY2012 against a backdrop of challenging industry and macro-economic conditions. Our commitment to investing through the cycle allowed us to reach new production records at 10 of our operations and was key to our financial results.

We continue to focus on safety with a commitment to establish best practice in this area. In this regard, our total recordable injury frequency rate declined by six per cent in FY2012. However, despite this rate now being at its lowest level on record, the tragic loss of three colleagues over the past year is a stark reminder of the inherent risks in our industry and the need to relentlessly pursue the elimination of all fatal risks. Any fatality has a devastating effect on family, friends and colleagues, and the impact of this is felt in every corner of this Company. We truly believe that BHP Billiton can be a business that operates free of work-related fatalities, and it is for this reason that fatality prevention remains our number one priority.

From a global perspective, FY2012 was characterised by uncertainty and volatility surrounding the European debt crisis which, in turn, affected global economic growth and the key markets for our products. The resulting weaker commodity prices coupled with stronger producer currencies and capital and operational cost pressures presented challenges for the global mining industry.

In response to the prevailing market conditions, over the past year we have implemented prudent measures that will safely and substantially reduce operational costs and non-essential expenditure across our entire business. FY2013 will see the benefits of these significant cost reduction measures, along with substantial volume growth, flow through to our financial results. Despite the volatility in global economic conditions and commodity prices we have experienced in the past financial year, we see significant opportunity for our Company in the near term. While we achieved pleasing production results and production records at 10 of our operations, three of our key assets operated below capacity in FY2012 due to temporary, one-off issues. This was largely due to industrial action in our Queensland Coal business, shut-ins at our non-operated joint venture fields in the Gulf of Mexico and a temporary decrease in grades at our Escondida copper operation. With these businesses expected to return to full capacity, we are confident we will continue to produce industry leading returns for our shareholders now and into the future.

The diversification of the BHP Billiton portfolio continues to be our defining attribute. The quality of our people, our asset base and our unchanged strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market, together with our ability and commitment to investing through the cycle and delivering projects on budget and to schedule, is what sets us apart from our peers.

In line with this strategy, over the next two years we will continue to invest in and grow our business. With 20 major projects currently in execution, these well advanced, low-risk, brownfield projects will deliver substantial volume growth and underpin our industry-leading returns in the future. As a result of our disciplined investment strategy and our commitment to maintaining our strong balance sheet, we are largely committed for FY2013 and do not plan to approve any additional major projects in this period.

We remain confident in the long-term outlook and future demand for our products, which will continue to be driven by the urbanisation and industrialisation in the developing world. As current capital commitments reduce, we will allocate future capital to projects that maximise shareholder value and balance both short-term and long-term returns. We are in a fortunate position, with growth options unparalleled in the global resources industry, and together with our proven strategy, we will continue to deliver sustainable and superior long-term returns for our shareholders.

Finally, I would like to take this opportunity to thank our host communities, who continue to support our activities, and our shareholders, customers, suppliers and the many others who help contribute to our success. I would especially like to thank our more than 125,000 employees and contractors around the world. It is their commitment to giving their very best efforts to us each and every day that is the cornerstone of the success of this Company.

Marius Kloppers

Chief Executive Officer

BHP BILLITON SUMMARY REVIEW 2012 | 7

Group Management Committee

The role of the Group Management Committee (GMC) is to provide advice to the Chief Executive Officer on matters that are strategic and long-term in nature or have the potential to significantly impact the Group’s performance and reputation. The GMC is the senior management team at BHP Billiton.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 50

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. Mr Kloppers was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.

Alberto Calderon

PhD Econ, M Phil Econ, JD Law, BA Econ, 52

Group Executive and Chief Executive Aluminium, Nickel & Corporate Development

Member of the Group Management Committee

Alberto Calderon joined BHP Billiton as President Diamonds and Specialty Products in February 2006 and was appointed Group Executive and Chief Commercial Officer in July 2007. In December 2011, he was appointed to his current position, Group Executive and Chief Executive Aluminium, Nickel & Corporate Development. Prior to joining BHP Billiton, Mr Calderon was Chief Executive Officer of Cerrejón Coal Company and Chief Executive Officer of the Colombian oil company, Ecopetrol. He has held senior roles in investment banking, the Colombian Government and the International Monetary Fund.

Mike Henry

BSc (Chem), 46

Group Executive and Chief Marketing Officer

Member of the Group Management Committee

Mike Henry joined the Group in 2003 and was appointed Chief Marketing Officer in November 2011. Prior to this, he was President Marketing. Mr Henry’s earlier career with BHP Billiton included various business development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal & Freight and Vice President Business Development for the Energy Coal Customer Sector Group. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.

8	| BHP BILLITON SUMMARY REVIEW 2012

Graham Kerr

BBus, FCPA, 41

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Graham Kerr joined the Group in 1994 and was appointed Chief Financial Officer in November 2011. Prior to this, he was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President Finance – BHP Billiton Diamonds and Finance Director for EKATI. In 2004, Mr Kerr left BHP Billiton for a two-year period when he was General Manager Commercial for Iluka Resources Ltd.

Andrew Mackenzie

BSc (Geology), PhD (Chemistry), 55

Group Executive and Chief Executive – Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive – Non-Ferrous. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Non-executive Director of Centrica plc.

Marcus Randolph

BSc, MBA, 56

Group Executive and Chief Executive – Ferrous & Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. Mr Randolph’s prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, and various mine operating positions in the United States and Peru with Asarco Inc. Mr Randolph has been in his current position as Chief Executive

– Ferrous & Coal since July 2007.

Karen Wood

BEd, LLB (Hons), 56

Group Executive and Chief People

& Public Affairs Officer

Member of the Group Management Committee

Karen Wood joined BHP Billiton in 2001. Ms Wood’s previous positions with the Company were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. Ms Wood was appointed Chief People Officer in 2007 and in 2010 assumed responsibility for Public Affairs. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. Ms Wood is a Fellow of the Institute of Chartered Secretaries.

J Michael Yeager

BSc, MSc, 59

Group Executive and Chief Executive – Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. Mr Yeager was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the United States.

BHP BILLITON SUMMARY REVIEW 2012 | 9

Uranium – Olympic Dam – Australia

Diamonds and Specialty Products

– Jansen Potash Project – Canada

We invest in large, long-life, low-cost and expandable assets.

Iron Ore – Port Hedland – Australia

10 | BHP BILLITON SUMMARY REVIEW 2012

Petroleum – Neptune – Gulf of Mexico

When we do, our operational discipline and financial strength enables our future growth.

Base Metals – Spence – Chile

BHP BILLITON SUMMARY REVIEW 2012 | 11

Performance

Achieving superior business results by stretching our capabilities.

Our strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remains a major point of differentiation, particularly in the current, more challenging economic environment.

Disciplined investment throughout the economic cycle has established strong momentum in our major businesses, demonstrated by a twelfth consecutive annual production record at Western Australia Iron Ore (WAIO) and record annual production at another nine operations.

Weakness in commodity markets and industry-wide cost pressure resulted in a 15 per cent decline in Underlying EBIT (Earnings before interest and taxes) and a 21 per cent fall in Attributable profit (excluding exceptional items) in FY2012. Net operating cash flow of US$24.4 billion declined by 19 per cent, while Underlying return on capital was 23 per cent. The value of the Company’s diversified strategy was reflected in the Group’s Underlying EBIT margin, which remained at a robust 39 per cent.

The Group has been quick to respond to the change in the operating environment and has acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO, Australia. In addition, metallurgical coal production at Norwich Park, Australia, was suspended following a review of the mine’s profitability. The viability of other high-cost operations is being assessed and additional measures are being implemented that will substantially reduce operating costs and non-essential expenditure across the business.

On 7 September 2012, we announced the sale of our 37.8 per cent non-operated interest in Richards Bay Minerals, in South Africa, to Rio Tinto was complete. The review of our diamonds business is ongoing.

Petroleum

The successful integration and further development of our Onshore US shale liquids and gas assets contributed to a 40 per cent increase in Petroleum production to 222 million barrels of oil equivalent.

J Michael Yeager

Chief Executive, Petroleum

Underlying EBIT for FY2012 was unchanged from the prior period at US$6.3 billion. This strong financial performance was achieved despite natural field decline at Pyrenees and the substantial deferral of high-margin production in the Gulf of Mexico and the North West Shelf. We achieved success in our conventional exploration program in FY2012 as seven of 12 wells encountered hydrocarbons. Capital expenditure across both our conventional and unconventional businesses totalled US$5.8 billion in FY2012. Exploration and development expenditure specifically within our Onshore US business totalled US$3.7 billion and is expected to rise to US$4.0 billion in FY2013. Over 80 per cent of the activity in our Onshore US business will be focused on the liquids-rich Eagle Ford shale and the Permian Basin. Petroleum production is forecast to increase to approximately 240 million barrels of oil equivalent in FY2013, despite the deferral of Onshore US natural gas drilling. This includes a 15 per cent rise in valuable liquids production, which will be underpinned by the recommencement of operations at Mad Dog and Atlantis, and an increase in activity in our liquids-rich Onshore US acreage.

US$ million

Revenue

12,937

Underlying EBIT

6,348

Capital expenditure

5,830

Net operating assets

32,698

Production increase of 40 per cent

12 | BHP BILLITON SUMMARY REVIEW 2012

Aluminium and Nickel

In FY2012, we consolidated our Stainless Steel Materials and Aluminium businesses into a single Customer Sector Group (CSG), to provide the appropriate scale within the BHP Billiton portfolio.

Glenn Kellow

President, Aluminium and Nickel

Aluminium

Record annual production at the Alumar refinery, Brazil, contributed to a four per cent increase in total alumina production in FY2012. Metal production was lower as potline capacity at Hillside in South Africa was temporarily curtailed following a major unplanned outage in the March 2012 quarter. Underlying EBIT for FY2012 decreased by US$557 million to a loss of US$291 million as weaker prices and cost escalation drove significant margin compression. An eight per cent reduction in the average realised price of aluminium (to US$2,314 per tonne) and a three per cent decline in the average realised price of alumina (to US$333 per tonne) reduced Underlying EBIT by US$245 million, net of price-linked costs. Higher raw material costs for inputs such as coke and caustic soda led to a further US$223 million decline in Underlying EBIT. Costs associated with the Hillside outage added to the decline. The Worsley Efficiency and Growth project delivered first production during FY2012.

Stainless Steel Materials

The successful replacement of the Line 1 furnace at Cerro Matoso in Colombia in the September 2011 quarter led to an increase in annual nickel production. Underlying EBIT for FY2012 decreased by US$556 million to US$32 million. A 22 per cent decline in the average realised nickel price reduced Underlying EBIT by US$584 million, net of price-linked costs. At Nickel West, Mt Keith, a reduction in mining activity and the commissioning of the Talc Redesign project delivered tangible cost benefits during the period. Construction of the new Kwinana hydrogen plant in Australia was also completed in FY2012.

US$ million

Revenue

4,766

Underlying EBIT

(291)

Capital expenditure

852

Net operating assets

8,560

The Worsley Efficiency and Growth project delivered first production

US$ million

Revenue

2,993

Underlying EBIT

32

Capital expenditure

513

Net operating assets

3,122

Tangible cost benefits delivered

BHP BILLITON SUMMARY REVIEW 2012 | 13

Base Metals

Strong momentum was established in our Base Metals business in the June 2012 quarter, with Escondida’s copper production increasing by 22 per cent from the March 2012 quarter.

Peter Beaven

President, Base Metals

Escondida copper production increased by 22 per cent from the March 2012 quarter as mining activities progressed towards higher grade ore, while quarterly material mined, mill throughput and copper production records at Antamina added to the strong finish to the year. Annual copper production, however, declined marginally in FY2012 as lower grades and industrial action constrained performance at Escondida for the first nine months of the year. Underlying EBIT for FY2012 decreased by US$2.8 billion to US$4.0 billion. A 14 per cent fall in the average realised price of copper to US$3.58 per pound was the major contributor to the decline and reduced Underlying EBIT by US$1.4 billion. Escondida copper production is forecast to increase by approximately 20 per cent in FY2013. Successful completion of both the Escondida Ore Access and Laguna Seca Debottlenecking projects is expected to drive Escondida copper production to over 1.3 million tonnes (100 per cent basis) in FY2015.

US$ million

Revenue

11,596

Underlying EBIT

3,965

Capital expenditure

2,650

Net operating assets

14,011

Escondida production increased by 22 per cent from the March 2012 quarter

Uranium

In August 2012, BHP Billiton announced it will investigate an alternative, less capital-intensive design of the Olympic Dam open-pit expansion to substantially improve the economics of the project.

Dean Dalla Valle

President, Uranium

As a result of the August announcement, we will not be ready to approve an expansion of Olympic Dam before the Indenture agreement deadline of 15 December 2012. The Company will discuss the implications of this decision for the Indenture agreement with the South Australian Government in the coming months. During 2012, Olympic Dam successfully commissioned the A North decline and new Tailings storage and disposal facilities. Olympic Dam produced 192.6 kt of copper cathode and 3.9 kt of uranium oxide. On 27 August 2012, BHP Billiton announced an agreement to sell its wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation for US$430 million. The sale is subject to relevant approvals from the Australian Foreign Investment Review Board and the government of Western Australia. During the period, the Olympic Dam Enterprise Agreement was endorsed by the workforce, providing industrial certainty for a four-year period.

Uranium’s financial results are included in the results for the Base Metals Customer Sector Group.

Uranium production of 3,885 tonnes

14 | BHP BILLITON SUMMARY REVIEW 2012

Diamonds and Specialty Products

Underlying EBIT for FY2012 declined by US$388 million to US$199 million, despite stronger diamond and titanium prices that increased Underlying EBIT by US$246 million.

Tim Cutt

President, Diamonds and Specialty Products

As anticipated, diamond production in FY2012 was lower than the prior period. EKATI production is forecast to remain constrained in the medium term as the operation extracts lower grade material, consistent with the mine plan. Underlying EBIT for FY2012 declined by US$388 million to US$199 million, despite stronger diamond and titanium prices that increased Underlying EBIT by US$246 million. The decline in production at EKATI, which reduced Underlying EBIT by US$357 million, was the major contributing factor to the compression of operating margins. Higher potash exploration and business development costs decreased Underlying EBIT by a further US$171 million. On 7 September 2012, we announced the sale of our 37.8 per cent non-operated interest in Richards Bay Minerals, in South Africa, to Rio Tinto for $1.9 billion was complete. The review of our diamonds business is ongoing.

US$ million

US$ million

Revenue

1,326

Underlying EBIT

199

Capital expenditure

598

Net operating assets

2,435

Revenue

1,326

Underlying EBIT

199

Capital expenditure

598

Net operating assets

2,435

An additional US$171 million was spent on potash exploration and business development costs

Iron Ore

Our commitment to invest throughout the economic cycle delivered a twelfth consecutive annual production record in iron ore. Underlying EBIT was a record US$14.2 billion.

Jimmy Wilson

President, Iron Ore

WAIO shipments rose to a record annualised rate of 179 million tonnes in the June 2012 quarter (100 per cent basis). Consistently strong operating performance, the ramp-up of Ore Handling Plant 3 at Yandi, dual tracking of the Company’s rail infrastructure and additional ship loading capacity at Port Hedland contributed to the record result. Underlying EBIT for FY2012 increased by US$873 million to a record US$14.2 billion. Outstanding financial performance was underpinned by record production at WAIO, which increased underlying EBIT by US$2.4 billion. This was partially offset by a seven per cent and five per cent decline in fines and lump prices, respectively, which reduced Underlying EBIT by US$1.3 billion, net of price linked costs. WAIO production is forecast to increase by approximately five per cent in FY2013. Commissioning of the WAIO Port Hedland Inner Harbour Expansion project remains on schedule for the second half of CY2012 and is expected to increase our inner harbour capacity to 220 million tonnes per annum (100 per cent basis).

US$ million

Revenue

22,601

Underlying EBIT

14,201

Capital expenditure

5,634

Net operating assets

18,702

WAIO shipments rose to a record annualised rate of 179 million tonnes in the June 2012 quarter

BHP BILLITON SUMMARY REVIEW 2012 | 15

Manganese

Strong performance at GEMCO and Hotazel underpinned annual ore production and sales records in FY2012.

Tom Schutte

President, Manganese

Consistently strong operating performance and improved plant availability at both GEMCO in Australia and Hotazel in South Africa underpinned annual ore production and sales records in FY2012. Alloy production was substantially lower than the corresponding period following the termination of energy intensive silicomanganese production at Metalloys and the temporary suspension of production at TEMCO. Underlying EBIT for FY2012 decreased by US$462 million to US$235 million. A 22 per cent decline in the average realised price of ore and a 10 per cent decline in the average price of alloy reduced Underlying EBIT by US$400 million, net of price-linked costs. In contrast, record manganese ore sales increased Underlying EBIT by US$64 million. The US$167 million (BHP Billiton share) GEEP2 expansion project will further solidify GEMCO as one of the lowest cost and largest manganese mines in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis).

US$ million

Revenue

2,152

Underlying EBIT

235

Capital expenditure

418

Net operating assets

1,456

The GEEP2 expansion project will further solidify GEMCO as one of the lowest cost and largest manganese mines in the industry

Metallurgical Coal

A modest increase in production was achieved in FY2012 despite numerous operating challenges. Record annual production was achieved at Illawarra Coal in Australia.

Hubie van Dalsen

President, Metallurgical Coal

Production at Queensland Coal remained constrained largely as a result of industrial action, weather-related downtime and geotechnical issues at Gregory Crinum. Record annual production at Illawarra Coal in Australia followed successful commissioning of the West Cliff Coal Preparation Plant upgrade project. Underlying EBIT for FY2012 decreased by US$1.1 billion to US$1.6 billion. Lower production and associated unit cost pressures at Queensland Coal reduced Underlying EBIT by US$1.1 billion. In contrast, a six per cent increase in the price of hard coking coal increased Underlying EBIT by US$339 million, net of price-linked costs. In response to the challenging external environment, the Group has chosen to delay the 2.5 million tonnes per annum (100 per cent basis) expansion of Peak Downs associated with the Caval Ridge mine development. The 5.5 million tonnes per annum (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in CY2014. Approval of the US$845 million Appin Area 9 Project was also announced during FY2012.

US$ million

Revenue

7,576

Underlying EBIT

1,570

Capital expenditure

2,808

Net operating assets

6,845

Record annual production achieved at Illawarra Coal

16 | BHP BILLITON SUMMARY REVIEW 2012

Energy Coal

Underlying EBIT for FY2012 increased by US$98 million to US$1.2 billion. Annual production records were achieved at Cerrejón Coal in Colombia and New South Wales Energy Coal.

Ian Maxwell

President, Energy Coal

Annual production records were achieved at two of BHP Billiton’s export-oriented operations, Cerrejón Coal in Colombia and New South Wales Energy Coal. The RX1 Project at New South Wales Energy Coal delivered first production during the June 2012 quarter, significantly ahead of schedule. This project capitalises on strong demand for high ash coal in our key growth markets. Underlying EBIT for FY2012 increased by US$98 million to US$1.2 billion. Stronger volumes and a higher proportion of export sales, largely associated with improved rail performance at BHP Billiton Energy Coal South Africa, in South Africa, and the accelerated expansion of New South Wales Energy Coal, increased Underlying EBIT by US$152 million in the period. Higher average realised prices, most notably at Cerrejón Coal, contributed to a US$95 million increase in Underlying EBIT, net of price-linked costs. During FY2012, BHP Billiton approved a further eight million tonnes per annum (100 per cent basis) expansion of the Cerrejón Coal mine.

US$ million

Revenue

6,022

Underlying EBIT

1,227

Capital expenditure

893

Net operating assets

4,431

The RX1 Project at New South Wales Energy Coal delivered first production ahead of schedule

Marketing

Our objectives are to consistently move to market all of our products, achieve prevailing market prices at the time of delivery, manage credit and price risk in a disciplined fashion and to do so as cost efficiently as possible.

FY2012 saw an overall increase in sales volumes as a result of strong production performance, most notably in our Iron Ore CSG, and the addition of our new onshore petroleum businesses in the United States. The Marketing team successfully navigated the risks posed by the increased market volatility, while continuing to support our operating assets by moving all of our production to market and securing market prices. Marketing continued its progress towards shorter pricing periods more closely aligned with the market at the time of delivery. Particularly notable was the establishment of two iron ore physical electronic transaction platforms with the support of a broad cross-section of industry participants, continuing the trend towards greater market liquidity and pricing transparency for this commodity.

As global economic growth slowed and concerns surrounding the economic outlook increased, prices for many of our commodities decreased during the course of the year. The deceleration of demand growth was compounded by improved supply for some commodities. Looking ahead, we are beginning to see some positive indicators of the potential for improving growth in the first half of FY2013. These include in China, where the government has taken measured steps aimed at stabilising and supporting growth and these are beginning to flow through to economic activity. In the United States, there are also encouraging signs that the housing market has stabilised and begun to improve, which may translate into upside for the world’s largest economy as it supports consumer and business confidence.

Our long-run economic outlook remains unchanged. Urbanisation and industrialisation across the developing world will continue to be the primary drivers of global economic growth. While growth rates are expected to decline in China as its economy matures, given the higher starting base, total absolute economic growth is expected to be higher in the decade ahead than the decade past. Total global Gross Domestic Product is expected to increase by 60 per cent on a purchasing price parity basis between now and 2025 and this strong growth in economic activity will drive continuing strong absolute demand growth for commodities. As has been seen in other major economies, as the Chinese economy continues to grow GDP per capita, it can be expected that the relative rates of growth in its demand for the various commodities will continue to evolve, as it transitions from investment to consumption led growth, and long-run demand growth will be most durable for the middle income commodities. BHP Billiton’s diversified portfolio of assets and growth options position us well for the continued strong growth in demand and the continued shift in relative commodity intensities.

BHP BILLITON SUMMARY REVIEW 2012 | 17

Escondida – Chile

We are successful when we put health and safety first, are environmentally responsible and support our communities. When we do, our stakeholders value their relationships with us.

Operating sustainably underpins everything we do. Our ability to operate globally is dependent upon gaining access to natural resources and maintaining our licence to operate. Sustainable development is core to our business strategy; we integrate health, safety, environmental, social and economic factors into our decision-making. We consider our stakeholders’ varied needs and work with them to create lasting benefits in the communities in which we operate. We are successful when communities, customers and suppliers value their relationships with us.

Olympic Dam – Australia

Zamzama – Pakistan

18 | BHP BILLITON SUMMARY REVIEW 2012

New South Wales

Energy Coal – Australia

BHP Billiton Mitsubishi Alliance – Australia

Newman – Australia

Mozal – Mozambique

BHP BILLITON SUMMARY REVIEW 2012 | 19

Sustainability

Putting health and safety first, being environmentally responsible and supporting our communities.

With operations around the world, we have a range of stakeholders. We engage regularly, openly and transparently with them to understand our impacts, improve the quality of life of the communities we interact with and to enhance our licence to operate.

Our BHP Billiton Charter value of Sustainability reflects our priority to ensure that all our people return home safe and well at the end of every working day. Effective health and safety performance is critical, and we believe everyone has a role in ensuring the care of their colleagues and in taking the appropriate steps to prevent workplace-related injuries and illnesses. Operating sustainably underpins everything we do. We work to improve energy efficiency, reduce pollution, improve natural resource management, enhance biodiversity and improve the quality of life of people in our surrounding communities. We believe we are successful when we provide lasting social and economic benefits while minimising our impact on the environment.

Keeping our people safe and healthy

The safety and health of our people and that of the broader communities in which we operate is central to the success of our business. Regardless of where our people are located, the business in which they operate or the type of work they undertake, we seek to create an environment that is safe and free from occupational illness.

The FY2012 total recordable injury frequency (TRIF) performance of 4.7 per million hours worked improved by six per cent compared with FY2011 (5.0), and while we have not met our TRIF target of 3.7, it has reduced by 36 per cent since FY2007. Although our injury rates and statistical measures showed a steady improvement, we still sadly had three colleagues who lost their lives while at work.

We are determined to operate without work-related fatalities. Our target of zero fatalities at our controlled operations emphasises the need for our businesses to remain vigilant and focused on the control of their fatality-related risks. To this end, our operations are required to have processes and controls in place to identify, assess and mitigate for potentially fatal risks. The acute and immediate nature of serious accidents can make them an obvious health and safety focus. However, the long-term disabilities associated with chronic exposure to health risks are equally serious. Health risks faced by our people include fatigue and other causes of impaired fitness for work, as well as occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Our priority is to control occupational exposures at their source.

We also work with the communities in which we operate to support programs focused on significant community health and safety issues (such as malaria, HIV/AIDS and road safety) that may also affect our people and their dependants.

Managing our use of resources

We continue to improve our understanding of the sources, scope and extent of our resource use, environmental emissions and impacts. Our overarching goal for environmental management is to avoid or, where this is not possible, minimise our impacts while contributing to lasting environmental benefits across the regions where we operate.

As a global organisation, we seek to understand the risks and opportunities related to climate change and how these affect our operations. We take an active role in climate change policy development in the key regions where we operate and market our products. We have developed six principles that outline what we believe climate change policies should deliver to best tackle carbon emissions reduction (see Sustainability Report 2012 page 19).

We are continually working to reduce our greenhouse gas (GHG) emissions and improve energy management across our operations. In FY2012, GHG emissions were lower than the FY2006 baseline, by 16 per cent, exceeding our public target of a six per cent intensity improvement by FY2012.

Water is an essential resource for our operations and local communities. Our operations are focused on managing this resource effectively. This requires them to implement tailored targets and projects to specifically address the water risks pertinent to their operation. Water risks and impacts experienced by our operations vary across different regions and sites, with some operations facing multiple and conflicting risks including water scarcity, water excess and water quality issues.

Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. In July 2012, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to implement management plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and the related benefits derived from ecosystems. In addition to this, we have introduced a conservation target, which will see the Group finance the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. As a result of this conservation target, we will broaden our environmental activities beyond what could be achieved by our operations alone.

Making a positive contribution to society

As a large organisation, we believe we have an economic and social responsibility to make a positive contribution to the communities, regions and countries where we operate. Our long-term success depends on our ability to build mutually beneficial relationships and to work in a collaborative and transparent way with business partners, governments, non-government organisations and host communities. Through meaningful engagement, we improve our understanding of and can work towards addressing potential impacts and concerns about our operations and create opportunities that are aligned with the interests of our stakeholders. Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits such as airports, roads, community childcare centres and medical clinics. Training and employing local people is important to us. However, we make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us and the surrounding communities with a diverse range of services and products. Supporting regional businesses creates long-term financial and non-financial benefits and in doing so enhances our licence to operate.

As part of our community commitment, we voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs. We strive to make a positive contribution to society and are focused on supporting programs that positively impact on the quality of life of people in our host communities and enhance long-term sustainable community development. In FY2012, this totalled US$214 million and included a US$65 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities.

Many of our employees make a valuable contribution to their local communities by giving their personal time and expertise to a range of activities. One of the ways we support the efforts of employees engaged in community activities is through our global Matched Giving Program, whereby the Company matches employee volunteering hours, fundraising and donation efforts. During FY2012, employee contributions benefited more than 1,400 not-for-profit organisations, which received US$7.7 million from the Group as part of the program.

Our annual Health, Safety, Environment and Community Awards provide us with another way of recognising the contributions made by our employees to the care of their fellow employees, the community and the environment.

Community Investment Expenditure by Geographic Region*

Australasia 58% South America 29% Africa 8% North America 5% Asia <1% Europe <1%

*	Excludes expenditure from foundations and trusts.

Community Investment Expenditure by Program Category*

General Infrastructure 25% (capacity building) Community Support 20% Education and Training 18% Arts 9% Health 8% Sports and Recreation 6% Environment 5% Disaster Relief 5% Small Business Development 4%

*	Excludes expenditure from foundations and trusts.

BHP BILLITON SUMMARY REVIEW 2012 | 21

Respect

Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. At BHP Billiton, the focus of our people strategy is reflected in our core value of Respect. In all our efforts, we aim to build pride and loyalty in our workforce and ensure that we work in a way that is consistent with Our BHP Billiton Charter values.

Our workforce comprises an average of 46,370 employees and 78,813 contractors, who work in an environment where openness, trust and teamwork are encouraged. Each and every employee contributes to a caring workplace where our people work safely.

Diversity

Our corporate strategy is based on owning and operating assets diversified by commodity, geography and market, and to achieve this, we also need a workforce that reflects diversity in all forms, including gender, skills, experience and ethnicity. In FY2012, our Board of Directors comprised 13 members, who represent seven nationalities. Two members are female. Our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live.

In FY2011, we committed to three measurable objectives in our people strategy to enhance our diversity profile. Firstly, our businesses were required to develop and implement a diversity plan dedicated to achieving diversity of gender, skills, experience and ethnicity, while taking into account legislative requirements. These multi-year diversity plans were further refined in FY2012 by identifying measurable objectives that would result in an improved diversity profile. The objectives identified through this process formed a part of each business’s performance requirements and were considered in determining bonus remuneration. Initiatives in the plan included workshops on inclusive leadership, the development of manager toolkits on diversity and inclusion and the identification of diversity champions within each business to help further the cause. Monitoring and tracking performance against diversity plans will continue to be undertaken as part of the BHP Billiton’s internal compliance requirements. Secondly, we continued to focus on increasing female participation in our Accelerated Leadership Development Program (ALDP). This program has been running for the past four years and is focused on providing our future leaders with the necessary skills to deliver on our strategy. In FY2012, female participation in the program was 43 per cent, against a target of 40 per cent. Thirdly, we are reviewing our graduate recruitment process and identifying and implementing the necessary actions to address low female representation. Initiatives will be implemented at the Group-level and Asset-level and will include targeted advertising, sponsorships and partnering with university and industry bodies.

Attracting and developing our people

Performance is one of the core values to which we hold our people accountable, and therefore attracting, employing and developing people with exceptional skills and values provides us with a competitive advantage. We encourage our people to stretch their capabilities in order to reach their full potential and to contribute purposefully to our future. We seek to achieve this by investing in relevant development programs, processes and initiatives.

Recruitment is managed on a local basis by each of our businesses and every person applying for a job is evaluated according to their job-related skills, qualifications, abilities and alignment with Our Charter values. We seek to ensure strong internal candidate representation for roles, supplemented by external candidates. In line with our approach to diversity, where local employment policies are in place, we first look to recruit locally and in FY2012, 54 per cent of our workforce and 25 per cent of management were drawn from the local talent pool.

In FY2012, we communicated our future priorities and vision for the Company through the Executive Leadership Program (ELP). This saw a total of 413 senior leaders from across the organisation participate in a structured development program to provide them with a detailed understanding of our strategy and equip them with the tools needed to align their teams to deliver on our strategy and help drive our future success. Importantly, the ELP entailed the launch of the updated Our Charter, which sets out our values and is the single most important document at BHP Billiton. Additionally, the ELP aimed to provide a clear understanding of the strategic intent behind our Operating Model. Together, Our Charter and Operating Model form the basis of The BHP Billiton Way, which describes to everyone within our organisation what we do and how we do it.

We also seek to develop our future leaders through the ALDP and our Foundations for Graduates Program, both of which encourage participants to stretch their own capabilities and develop their leadership skills. Participants in both programs are encouraged to foster their own personal growth through learning about themselves and their interactions with others in the workplace. The Foundations for Graduates Program is a two-year award-winning program designed to seamlessly transition our graduates from study to a work environment, while providing insight into our organisation. Graduates are given an opportunity to engage with BHP Billiton executives and senior leaders who share their personal leadership journeys during five-day residential programs. Graduates also participate in an extensive feedback process, enabling them to identify and address critical development areas.

To help further improve our attraction and retention of people, in FY2012, we also completed a Group-wide employee perception survey of 1,700 employees in leadership positions. Macro-level results showed a high level of engagement among the participants compared to external industry and other benchmarks. Results also showed a need to focus attention on a number of areas to further improve levels of engagement and retention, including opportunities for development. The results will be used to plan local business engagement initiatives and to strengthen BHP Billiton’s value proposition for prospective and current employees by ensuring our practices and culture are well positioned to effectively attract and retain people we need to deliver our corporate strategy.

In addition to these efforts, in 2007, we established 1SAP. This is an initiative to simplify and standardise our business processes and systems, align all business units to the same operating framework, and enable them to perform at optimum capacity, measured by a consistent set of data and metrics. In October 2011, 1SAP was implemented for human resources processes. Project teams in each Customer Sector Group, Minerals Exploration, Marketing and Group Functions were set up in the early stages and worked closely with the business to ensure a successful implementation. This saw over 40,000 BHP Billiton employees migrated onto one single payroll system. Human resources processes were developed and standardised globally allowing for greater performance transparency across the organisation.

In everything we do, we are guided by Our Charter values, and our people strategy continues to be a strong reflection of that.

Employees by Geographic Region

Australasia 42% South America 24% Africa 22% North America 9% Asia 2% Europe 1%

Contractors Engaged at our Owned and Operated Assets by Region

Australasia 49% South America 30% Africa 15% North America 4% Asia 2% Europe <1%

BHP BILLITON SUMMARY REVIEW 2012 | 23

BHP Billiton Mitsubishi Alliance – Australia

Marketing – Singapore

24 | BHP BILLITON SUMMARY REVIEW 2012

New South Wales Energy Coal – Australia

We value functional excellence in all parts of our business and foster and reward high performance.

When we do, our people start each day with a sense of purpose and end the day with a sense of accomplishment.

We can never take our performance for granted. Each day, we must safely operate all of our assets at capacity and continue to identify those resources we will leave to the next generation of BHP Billiton leaders. Without exception we must do our work in a way that is consistent with

Our BHP Billiton Charter values and the BHP Billiton Code of Business Conduct. It is only when we work in this way that we can continue to work on behalf of our shareholders and communities that we are privileged to serve.

Hotazel – South Africa

BHP BILLITON SUMMARY REVIEW 2012 | 25

Simplicity

Focusing our efforts on the things that matter most. In a world of increasing complexity and for a business of such size and geographic diversity as BHP Billiton, the environment in which we operate will invariably change over time. Having clear sight on those things that matter most helps us to stay true to our strategy and deliver value to our shareholders.

Ferrous and Coal

Our Ferrous and Coal business comprises long-life, low-cost, high-quality resources. Our focus on Simplicity and the execution of our simple, diversified upstream strategy, in conjunction with these resources, will create strong and predictable growth of iron ore, metallurgical coal and manganese.

Our Western Australia Iron Ore (WAIO) operations involve an integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia. In WAIO, all of our major growth projects remain on schedule and budget. Completion of the Port Hedland Inner Harbour Expansion project in the second half of CY2012 will deliver additional car dumper and ship-loader capacity. This project will allow production to be ramped-up to 220 million tonnes per year (100 per cent basis) with the commissioning of the Jimblebar mine in the first quarter of CY2014.

Our Metallurgical Coal Customer Sector Group (CSG) is the world’s largest supplier of seaborne metallurgical coal. We have assets in two major resource basins in Australia: the Bowen Basin in Central Queensland and the Illawarra region of New South Wales.

Our Queensland Coal business has been severely constrained by industrial action over the past year and heavy rainfall over an extended period. A strong Australian dollar, general inflationary pressure and soft demand have placed additional pressure on operating margins in this business. In response to these challenges, we have chosen to delay the not yet commenced 2.5 million tonne per annum expansion of the Peak Downs mine. The 5.5 million tonne per annum Caval Ridge mine and the Hay Point Stage Three Expansion remain on schedule and will deliver first production in CY2014. The capacity of our Queensland Coal business is expected to rise substantially by the end of CY2014 as all other projects remain on schedule and budget.

Our Manganese CSG produces a combination of ores and alloys from sites in Australia and South Africa. Consistently strong operating performance and improved plant availability at both GEMCO, in Australia, and Hotazel, in South Africa, underpinned annual ore production and sales records in FY2012.

The Group has been quick to respond to falling prices in the downstream manganese alloy industry and has acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO, Australia. After extensive stakeholder consultation and the identification of significant cost reduction opportunities, in May 2012, Manganese announced TEMCO would restart, with full production expected in September.

Non-Ferrous

BHP Billiton’s Non-Ferrous business comprises our Base Metals, Diamonds and Specialty Products and Uranium businesses. We manage large mineral resource basins across these businesses where multiple expansion options are more attractive than investing in isolated deposits.

In our Base Metals CSG, our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, the world’s largest single producer of copper. We also own 33.75 per cent of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Opened in 2001, its reserves are expected to support mining at current rates for a further 16 years. Our wholly owned Cannington mine in North West Queensland, Australia, is one of the world’s largest producers of silver. Our wholly owned Pampa Norte Cerro Colorado and Spence operations produce copper cathode. In FY2012, the decision was made to resume sulphide mining and milling operations at the Pinto Valley Mine located in Arizona, United States.

26 | BHP BILLITON SUMMARY REVIEW 2012

BHP Billiton established strong momentum in its Base Metals business in the June 2012 quarter. Escondida copper production increased by 22 per cent from the March 2012 quarter as mining activities progressed towards higher grade ore, while quarterly material mined, mill throughput and copper production records at Antamina added to the strong finish to the year. Annual copper production, however, declined marginally in FY2012 as lower grades and industrial action constrained performance at Escondida for the first nine months of the year.

Escondida copper production is forecast to increase by approximately 20 per cent in FY2013. Successful completion of both the Escondida Ore Access and Laguna Seca Debottlenecking projects is expected to drive Escondida copper production to over 1.3 million tonnes (100 per cent basis) in FY2015. Development of Escondida Organic Growth Project 1 and the Oxide Leach Area Project is expected to sustain Escondida copper production at an elevated level for the remainder of this decade.

In our Uranium CSG, Olympic Dam contributed strongly to the copper production result, while uranium production was also stable.

Our Diamonds and Specialty Products CSG operates our diamonds business and the exploration and development of a potash business. The business is conducting a review of the diamonds business. On 7 September 2012, we announced the sale of our non-operated interest in Richards Bay Minerals, in South Africa, to Rio Tinto was complete. At EKATI, in Canada, diamond production fell as a result of grade decline, consistent with the mine plan.

Our potash strategy is to build a material industry position over the long term. We continue advancing the Jansen Potash Project, a greenfield potash project, in Saskatchewan, Canada. Jansen progressed into the feasibility study phase (an advanced stage of our project approvals process) in February 2011.

Our greenfield discovery effort through Minerals Exploration ensures a standardised approach to identifying and acquiring potential giant resources, while our brownfields exploration within current basins continues to focus on delineation drilling programs near our existing mines.

Aluminium and Nickel

In FY2012, our focus on Simplicity saw us consolidate our Stainless Steel Materials and Aluminium businesses into a single CSG. The combination provides appropriate scale within the BHP Billiton portfolio, as well as simplifying the functional structure of the business to assist in our efforts to make it a more efficient and competitive organisation. Our Aluminium portfolio is focused on operational excellence and safely ramping-up to its maximum technical capabilities. It comprises assets at three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina and smelting alumina into aluminium metal. The Worsley Efficiency and Growth project delivered first alumina production during FY2012, and full production is on track to be achieved within the original ramp-up schedule of 12–16 months. Our Hillside smelter is on track for full production recovery during FY2013. Despite a challenging environment, in FY2012 the Nickel portfolio delivered on its cost optimisation initiatives, achieving substantial cost reductions. Our Nickel West Asset consists of an integrated system of nickel-bearing sulphide mines, concentrators, a smelter and a refinery. In FY2012, the successful completion of the Talc Redesign project at Nickel West’s Mt Keith operation provided a basis to temporarily reduce mining activity through the accessing of stockpiled high-talc ore.

Cerro Matoso, our lateritic nickel ore deposit in Colombia, is a low-cost ferronickel producer and successfully completed its Line 1 furnace replacement in FY2012.

BHP BILLITON SUMMARY REVIEW 2012 | 27

Integrity

Doing what is right and doing what we say we will do. Wherever we operate in the world, we strive to work with integrity – doing what is right and doing what we say we will do. We care as much about how results are achieved as we do about the results themselves.

At BHP Billiton, we strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. We believe that consistent and ethical business conduct creates loyalty and trust with our stakeholders and contributes to maintaining our position as one of the world’s leading companies.

Upholding the BHP Billiton Code of Business Conduct

Founded on Our BHP Billiton Charter values, the BHP Billiton Code of Business Conduct represents our unqualified commitment to uphold ethical business practices. All BHP Billiton employees are accountable for acting in accordance with the Code of Business Conduct. Suppliers, contractors and partners working with or for us are also required to be informed of and act in accordance with these requirements.

We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that our people may not allow anything – meeting production, competitive instincts or even a direct order from a manager – to compromise their commitment to working with integrity. In upholding the Code of Business Conduct, our people can be confident they are working in the right way.

In 2011, key changes to anti-corruption legislation prompted a review of the Code of Business Conduct. This review was completed in January 2012, and the updated document continues to provide clear expectations about behaviour. To ensure the requirements of the Code of Business Conduct are embedded effectively across BHP Billiton, each business leader has the responsibility for ensuring that all employees and agency contractors attend an annual face-to-face meeting to discuss the Code of Business Conduct. A training and communication plan for each business and function is completed and executed each year.

We have in place mechanisms to address stakeholder grievances and concerns. Our operations maintain a register of concerns, complaints and relevant external communications. The Business Conduct Advisory Service provides a further means for raising concerns and is designed to facilitate the resolution of business conduct queries and issues. All stakeholders can access the worldwide multilingual 24-hour hotline and online case management system, where business conduct concerns can be raised anonymously. More information regarding the Business Conduct Advisory Service can be found on page 33 of the Sustainability Report 2012.

Anti-corruption

Regardless of the country or culture within which our people work, our Anti-Corruption Group Level Document (GLD) and the Code of Business Conduct prohibit bribery and corruption in all our business dealings. Our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures, and the implementation and maintenance of specific approval requirements for corruption sensitive transactions. We also prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which BHP Billiton is otherwise legally entitled.

Following requests for information in August 2009 from the US Securities and Exchange Commission, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The internal investigation is continuing and the Group is cooperating with the relevant authorities and reporting the facts found in the investigation. It is not possible at this time to predict the likely outcomes of the matter.

Transparently reporting taxes

Through our membership of the International Council on Mining and Metals (ICMM), BHP Billiton supports the Extractive Industries Transparency Initiative (EITI), a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining. We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.

In line with our support for the EITI, we have reported payments of taxes and royalties derived from resource development on a country-by-country basis. We have presented the data as the taxes and royalty payments that we make as BHP Billiton, such as corporate income taxes and royalties, and those that we collect on behalf of employees. The data is available on page 43 of the Sustainability Report 2012.

Our payments to governments in the past year, included US$12.1 billion in company taxes, royalties and certain indirect taxes and approximately US$1.4 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.

28 | BHP BILLITON SUMMARY REVIEW 2012

1	2 3 4 5

Board of Directors

1. Jac Nasser

AO, BBus, Hon DT, 64

Chairman and independent Non-executive Director

Chairman of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Jac Nasser was appointed Chairman of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010.

Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Mr Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is currently a non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’, a Non-executive Director of British Sky Broadcasting Group plc and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of Brambles Limited.

2. Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 50

Chief Executive Officer and Executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Marius Kloppers was appointed Chief Executive Officer on 1 October 2007. Mr Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003 and Group President Non-Ferrous Materials and Executive Director in January 2006. Mr Kloppers was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. He is currently Chairman of the International Council on Mining and Metals and was previously Deputy Chairman.

3. Malcolm Broomhead

MBA, BE, 60

Independent Non-executive Director

Member of the Sustainability Committee Member of the Finance Committee

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North

Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Non-executive Chairman of Asciano Limited and a Non-executive Director of Coates Group Holdings Pty Ltd.

4. Sir John Buchanan

BSc, MSc (Hons 1), PhD, 69

Senior Independent Director, BHP Billiton Plc

Chairman of the Remuneration Committee Member of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. He is currently the Chairman of Smith & Nephew Plc, Chairman of ARM Holdings Plc, a member of the Advisory Board of Ondra Bank, a former Deputy Chairman and Senior Independent Director of Vodafone Group Plc and a former Director of AstraZeneca Plc. Sir John is Chairman of the International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake Appeal.

5. Carlos Cordeiro

AB, MBA, 56

Independent Non-executive Director

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Executive Vice Chairman of Goldman Sachs (Asia) LLC. Mr Cordeiro remains an Advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia) LLC.

BHP BILLITON SUMMARY REVIEW 2012 | 29

6 7 8 9 10

6. David Crawford

AO, BComm, LLB, FCA, FCPA, 68

Independent Non-executive Director

Chairman of the Finance Committee

Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

David Crawford has extensive experience in risk management and business reorganisation. Mr Crawford has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. Mr Crawford is Chairman of Lend Lease Corporation Limited, Chairman of Australia Pacific Airports Corporation Limited and is a former Chairman of Foster’s Group Limited.

7. Pat Davies

BSc (Mechanical Engineering), 61

Independent Non-executive Director

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since June 2012. Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 until June 2011 and is a former Director of various Sasol Group companies and joint ventures.

8. Carolyn Hewson

AO, BEc (Hons), MA (Econ), 57

Independent Non-executive Director

Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group and BT Investment Management Limited. Ms Hewson previously served as a Director on the boards of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is currently a member of the Advisory Board of Nanosonics Limited, a Director of the Australian Charities Fund Pty Limited, Patron and a Director of the Neurosurgical Research Foundation and Chair of the Westpac Foundation.

9. Lindsay Maxsted

DipBus (Gordon), FCA, 58

Independent Non-executive Director

Chairman of the Risk and Audit Committee Member of the Finance Committee

Director of BHP Billiton Limited and BHP Billiton Plc since March 2011. Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently Chairman of Westpac Banking Corporation and of Transurban Group. Mr Maxsted is also a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

10. Wayne Murdy

BSc (Business Administration), CPA, 68

Independent Non-executive Director

Member of the Risk and Audit Committee Member of the Finance Committee

Director of BHP Billiton Limited and BHP Billiton Plc since June 2009. Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman of Newmont from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. Mr Murdy is a Non-executive Director of Weyerhaeuser Company.

30 | BHP BILLITON SUMMARY REVIEW 2012

11 12 13 14

11.	Keith Rumble

BSc, MSc (Geology), 58

Independent Non-executive Director

Member of the Sustainability Committee

Director of BHP Billiton Limited and BHP Billiton Plc since September 2008.

Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Mr Rumble serves on the Board of Governors of Rhodes University and is a Trustee of the World Wildlife Fund (South Africa). He is a former Director of Aveng Group Limited.

12.	John Schubert

AO, BCh Eng, PhD (Chem Eng), 69

Independent Non-executive Director

Chairman of the Sustainability Committee Member of the Remuneration Committee Member of the Nomination Committee

Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is a Director of Qantas Airways Limited and Chairman of G2 Therapies Pty Limited. He is a former Chairman of Commonwealth Bank of Australia and of Worley Parsons Limited.

13.	Baroness Shriti Vadera

MA, 50

Independent Non-executive Director

Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since January 2011. Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, Ms Vadera has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy and the Government of Dubai on the restructuring of Dubai World. Ms Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. Ms Vadera was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Ms Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets. Ms Vadera is currently a Non-executive Director of AstraZeneca Plc and is a former Trustee of Oxfam.

14.	Jane McAloon

BEc (Hons), LLB, GDipGov, 48

Group Company Secretary

Jane McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited and was appointed Group Company Secretary in July 2007.

Prior to joining BHP Billiton, Ms McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. Ms McAloon previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. Ms McAloon is a Fellow of the Institute of Chartered Secretaries and a Member of the Corporations and Markets Advisory Committee.

BHP BILLITON SUMMARY REVIEW 2012 | 31

Corporate Governance Summary

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. It is our view that governance is not just a matter for the Board – a good governance culture must be fostered throughout the organisation.

Governance at BHP Billiton

We believe that long-term value creation is supported by high-quality governance. Given our Australian/United Kingdom Dual Listed Company structure and our listing on the New York Stock Exchange, our governance framework reflects the regulatory requirements in those places. Beyond regulatory requirements, we adopt what we consider to be the highest of governance standards in those jurisdictions. Underpinning this is our overall approach to governance:

> We believe governance is not just a matter for the Board and that a good governance culture must be fostered throughout the organisation.

> We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

> We set out in the BHP Billiton Code of Business Conduct our expectations of our employees and those to whom we contract business.

An outline of our governance structure is set out below.

SHAREHOLDERS

BOARD

RISK & AUDIT

COMMITTEE

Oversees and monitors

Financial reporting

External auditor, risk

REMUNERATION

COMMITTEE

Oversees and monitors

Remuneration policy

NOMINATION

COMMITTEE

Oversees and monitors

Renewal and succession planning

SUSTAINABILITY

COMMITTEE

Oversees and monitors

Material HSEC matters

FINANCE COMMITTEE

Oversees and monitors

Capital structure, funding,

Due diligence

CHIEF EXECUTIVE OFFICER

GROUP MANAGEMENT COMMITTEE

DELAGATION

ACCOUNTABILITY

32 | BHP BILLITON SUMMARY REVIEW 2012

Director skills, experience and development

The Board considers that the Executive and Non-executive Directors together have the range of skills, knowledge and experience to effectively govern the business. The Non-executive Directors contribute international and operational experience, understanding of the sectors in which we operate, knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges we face. The Executive Director brings additional perspective to the Board’s work through a deep understanding of the Group’s business. A summary of Board skills and experience is set out below.

In addition, Non-executive Directors participate in structured training and development programs to build knowledge of specific business and market issues, including visits to our operations and Customer Sector Group offices. In depth business briefings are provided on-site and at Board meetings, with Non-executive Directors engaging with people across all aspects of the business. The training and development program covers not only matters of a business nature, but also matters falling into the environmental, social and governance area.

Ongoing renewal

We are focused on further enhancing diversity on the Board. We are doing this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity of geographic location, nationalities and gender required on the Board. The right blend of skills, experience and a diverse perspective is critical to ensuring the Board governs BHP Billiton effectively for our shareholders. Our immediate business imperative in FY2012 was to appoint an additional Director with skills and experience in the oil and gas sector. Pat Davies, former Chief Executive of Sasol Limited, commenced as a Non-executive Director in June 2012 and he brings this specific experience, as well as a broad range of international commercial and business skills.

Board diversity continues to be an important issue for shareholders around the world, and the Board has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years (which, if achieved, would see the proportion of women on the Board increase from 15 per cent currently to 23 per cent based on a Board size of 13). With the Chief Executive Officer (CEO), we have also set measurable objectives aimed at increasing diversity across the Group.

The key skills collectively demonstrated on the Board are:

Skills and experience

Board

Managing and leading

12 Directors

Global experience

13 Directors

Governance

13 Directors

Strategy

13 Directors

Financial acumen

13 Directors

Capital projects

11 Directors

Health, safety and environment

12 Directors

Remuneration

13 Directors

Mining

5 Directors

Oil and gas

5 Directors

Marketing

11 Directors

Public policy

13 Directors

Total Directors

13 Directors

Continuous improvement

The continued evolution of the Board and its committees resulted in the formation of the Finance Committee during FY2012. The Board is of the view that our governance structure is enhanced by a committee that focuses on capital structure and funding, capital management and planning initiatives and due diligence.

In addition, to support continuous improvement, during FY2012, we completed a review of each Board committee and each Director individually, with the assistance of independent advisers.

Director re-election

The Board has adopted a policy under which all Directors must seek annual re-election by shareholders. This policy first took effect at the 2011 Annual General Meetings. The adoption of annual re-election reflects the Board’s long-standing commitment that, where governance principles vary across jurisdictions, the Board will adopt what it considers to be the higher of the prevailing standards. The Board believes that annual re-election promotes and supports accountability to shareholders.

Risk management

We believe that the identification and management of risk is central to achieving the corporate purpose of creating long-term shareholder value.

Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy and commitment to effective governance of the Group. The Board has delegated the oversight of risk management to the Risk and Audit Committee (RAC), although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The RAC regularly reports to the Board to enable it to review the Group’s risk framework. In addition, Business Group RAC meetings take place twice yearly as part of our financial governance framework. The Sustainability Committee also reviews specific health, safety, environmental and community risks, and reports its deliberations to both the Risk and Audit Committee and the Board.

Market disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information.

BHP BILLITON SUMMARY REVIEW 2012 | 33

Remuneration Summary

Message from the Remuneration Committee Chairman

Dear Shareholder,

Last year, I shared with you our plan to conduct a comprehensive review of our remuneration arrangements. We have completed the review and, after consideration of all relevant issues, concluded that our current arrangements, including the changes to the long-term incentive plan approved by shareholders in 2010, remains appropriate. Importantly, we believe that the arrangements continue to support our focus on operational excellence, risk management and the execution of the Group's strategy. While several feasible alternatives were examined, including introducing a 'second measure' to operate in conjunction with total shareholder return, we have elected not to introduce significant change at this time. As always, we will continue to seek further improvement opportunities, including an appropriate 'second measure'.

Shareholders have provided a strong level of support for the Remuneration Report in recent years through your votes at annual general meetings. In addition, our policies and approach to providing appropriate remuneration for our senior executives have been broadly endorsed during regular consultation sessions with shareholders. In particular our long-term incentive plan, approved in 2004 and applied consistently since, is a five-year plan, a longer period than most other companies employ. This remains a very important feature for the Remuneration Committee and shareholders.

The Committee and the Board will continue to adopt an open-door approach to existing shareholders' views so they can be factored into the Group's future approach to pay.

Two remuneration outcomes for FY2012 provide tangible evidence of our policy in action. First, as a result of the impairment against the carrying value of the Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, Chief Executive Officer Marius Kloppers and Group Executive and Chief Executive – Petroleum Mike Yeager advised the Remuneration Committee that they did not wish to be considered for an incentive under the short-term incentive plan for FY2012. The Committee and the Board respected and agreed with that decision. Short-term incentives for other members of the Group Management Committee are significantly lower than in FY2011. Second, as a consequence of the base salary review undertaken this year, and in recognition of the prevailing business climate, a decision has been taken to freeze the base salaries of Group Management Committee members for FY2013. The Board also decided not to adjust remuneration for Non-executive Directors. These outcomes represent an appropriate alignment of remuneration with business outcomes.

The following summary of remuneration for the Chief Executive Officer reinforces the importance we see in seeking to explain clearly how BHP Billiton's remuneration policies support long-term, sustainable value creation.



John Buchanan, Chairman, Remuneration Committee

Remuneration of the Chief Executive Officer for FY2012

BHP Billiton ensures that the remuneration arrangements for the Chief Executive Officer (CEO), Marius Kloppers, include a large proportion that is at risk – meaning that set performance targets must be achieved in order to receive part or all of the remuneration available. The following table shows the remuneration received by the CEO as determined by the Remuneration Committee in relation to the FY2012 and FY2011 performance years. Descriptions and more information regarding all of the remuneration components in the table are included on the next page and in the Remuneration Report.

At risk remuneration
Fixed remuneration

These retirement benefits are 40% of base salary, which is within the market range for CEO pension contributions globally.

Health and other insurances and the costs of preparing taxation returns in multiple jurisdictions.

The Long-Term Incentive (LTI) is **entirely performance based** and **aligned to shareholder interests**. These values are estimates prepared by the Committee's independent adviser after taking into account the probability of vesting over the five-year performance period. The FY2012 award comprises 226,721 LTI Performance Shares which were allocated on 5 December 2011. The actual value of this LTI award cannot be determined until after 30 June 2016 and could range from a low of zero (if no awards vest) up to a maximum value of 226,721 shares multiplied by the ordinary share price on the date of vesting (if all of the awards vest).

US dollars	Total Remuneration as determined by the Remuneration Committee	Base salary	Retirement benefits	Other benefits	Cash STI award provided in September	Deferred STI award allocated in December (face value)	LTI award allocated previous December (fair value)
2012	**6,631,744**	**2,201,000**	**880,400**	**109,344**	**0**	**0**	**3,441,000**
2011	11,059,137	2,114,814	845,926	85,708	2,351,448	2,351,448	3,309,793

The CEO earned these amounts as base salary during FY2011 and FY2012. As a consequence of the base salary review for GMC members undertaken in FY2012, and in recognition of the prevailing business climate, a decision has been taken to freeze the base salary of the CEO for FY2013.

The Short-Term Incentive (STI) is **entirely performance based** and comprises 50% Cash STI and 50% Deferred STI:

- These amounts are the 50% paid in cash.
- Performance measures include various health, safety, environment and community (HSEC) measures, financial, capital management and personal elements.
- As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, the CEO advised the Remuneration Committee that he did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision. The CEO received 69% of the maximum possible amount in FY2011.

This is the 50% of the STI amounts that are provided in the form of Deferred Shares, so are also **entirely performance based**:

- They will vest in two years (based on continued employment).
- They have the same performance measures as the amounts shown for the Cash STI portion.

34 | BHP BILLITON SUMMARY REVIEW 2012

At BHP Billiton, our executive remuneration arrangements are designed to attract, retain and motivate highly skilled people and ensure that their interests are aligned with the interests of our shareholders. Executives are only eligible to receive their maximum remuneration if we perform exceptionally well in the short term and our shareholders have also benefited significantly from the relative performance of the Group in the longer term.

Executive remuneration is linked substantially to relative shareholder returns. However, it is also linked to the wellbeing of the Group, meaning that other elements that may not be reflected so directly or immediately in shareholder returns are also taken into account in determining the quantum of executive remuneration, including various HSEC, financial and capital management measures.

Mr Kloppers' STI is at risk. The Committee determined an individual scorecard of measures for the CEO at the commencement of the performance year. These measures have been chosen as they reward the CEO for overall performance in the current year, comprising both financial performance and delivery against measures that impact the long-term sustainability of the Group, along with his individual contribution to the business. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance.

- The maximum possible cash STI Mr Kloppers can be paid is 160 per cent of base salary, with a target of 80 per cent of base salary.
- Mr Kloppers' STI scorecard includes HSEC, financial, capital management and personal elements. In assessing performance against elements such as financial measures, we do not include impacts that are outside management's control, such as movements in exchange rates or commodity prices. Removing those elements means remuneration is tied to the things management can control – primarily, safety, volume and cost.
- As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, Mr Kloppers advised the Remuneration Committee that he did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision. For the FY2011 performance year, Mr Kloppers received 69 per cent of the maximum possible.
- Mr Kloppers' cash STI outcome is ordinarily matched in value by an award of Deferred Shares, vesting in two years. These Deferred Shares are also at risk, because they are matched to the cash STI measured against scorecard outcomes and have service conditions attached.

Mr Kloppers' LTI outcome is also at risk. The purpose of the LTI is to focus the CEO's efforts on the achievement of sustainable long-term growth and success of the Group (including appropriate management of business risks) and to align CEO rewards with sustained shareholder wealth creation through the relative Total Shareholder Return (TSR) performance condition.

- The five-year duration of the Long-Term Incentive Plan (LTIP) is longer than most other plans in the market, and has received strong voting support from shareholders since it was introduced in 2004.
- The actual value on vesting will not be known until the vesting time (i.e. five years from award allocation) and will depend on the level of achievement against the performance condition (as detailed in the Remuneration Report), achievement of the service conditions (continued employment or leaving the Group under specific circumstances) and on the share price at the time of vesting. The actual value of the award may ultimately be zero.

2007 allocation under the LTIP

The performance period for the 2007 LTIP ended on 30 June 2012 and 333,327 Performance Shares that were allocated to the CEO in December 2007 will vest. This was the first LTIP allocation to Mr Kloppers as CEO. The allocation of 225,000 Performance Shares that vested last year was made prior to him becoming CEO. Over the performance period, BHP Billiton's US$ TSR was 41.6 per cent. In contrast, the weighted average US$ TSR for the peer group against which the Group's performance was measured was -4.0 per cent. Of the 15 peer companies, only two companies recorded US$ TSR outcomes in excess of BHP Billiton's 41.6 per cent US$ TSR performance (one at 45.6 per cent and one at 41.9 per cent), and eight peer companies recorded negative US$ TSR performance over the five-year performance period. The impact of this 45.6 per cent US$ TSR outperformance by BHP Billiton over the weighted average was to add US$75.4 billion of shareholder value from 1 July 2007 to 30 June 2012 over and above performance in line with the weighted average of the comparators (as shown in the following graphs).

BHP Billiton outperformance of Index over the 2007 LTIP cycle (%, US$B)


Additional BHP Billiton shareholder value creation
Index +5.5% p.a.
Outperformance of Index US$ TSR, %
70
60
50
40
30
20
10
0
June 07
June 08
June 09
June 10
June 11
June 12
Year ended 30 June

BHP Billiton vs. Index US$ TSR performance over the 2007 LTIP cycle


BHP Billiton
Index + 5.5% p.a.
Index
US$ TSR % since 1 July 2007
100
80
60
40
20
0
-20
-40
-60
45.6% TSR outperformance
June 07
June 08
June 09
June 10
June 11
June 12
Year ended 30 June

The table below shows the share prices for BHP Billiton Limited and BHP Billiton Plc in US$ for the three months up to and including 30 June 2007 and 30 June 2012 and the dividends paid over the five-year performance period. The three-month average US$ share prices have been determined with reference to three-month average share prices quoted on the London Stock Exchange in £ and the Australian Stock Exchange in A$, converted to US$ at the relevant three-month average exchange rates.

	Three-month average share price to 30 June 2007	Three-month average share price to 30 June 2012	Growth in share price over the five-year performance period	Dividends paid over the five years from 1 July 2007 to 30 June 2012	Indicative dividend yield over the performance period [(1)]
BHP Billiton Limited	US$26.30	US$33.62	27.8%	US$4.22	16.0%
BHP Billiton Plc	US$24.39	US$29.04	19.1%	US$4.22	17.3%

(1) The table shows the dividends paid over the five-year period divided by the three-month average share price to 30 June 2007. The actual calculation of TSR for the LTIP performance hurdle assumes that the dividends paid are reinvested in the relevant company on the date that the dividends are paid. The contribution of dividends to TSR performance will therefore vary from the indicative numbers shown in the table above.

BHP BILLITON SUMMARY REVIEW 2012 | 35

Shareholder information

Annual General Meetings

BHP Billiton Plc – Thursday, 25 October 2012 at 11.00am The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.

BHP Billiton Limited – Thursday, 29 November 2012 at 10.30am Sydney Convention Centre, Darling Harbour, Sydney.

Change of shareholder details and enquiries

Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings.

Dividend policy and payments

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the United Kingdom register wish to receive dividends in US dollars they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than close of business on the Dividend Record Date.

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.

Country where

shareholder is resident

Financial institution

Australia

Bank, building society, credit union

United Kingdom

Bank, building society

New Zealand

Bank

United States

Bank

Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, the United Kingdom, New Zealand and the United States will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa.

Stock exchange listings

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is via American Depositary Shares.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.

Date

Events

28 September 2012

Final Dividend Payment Date

25 October 2012

BHP Billiton Plc Annual General

Meeting in London

29 November 2012

BHP Billiton Limited Annual General

Meeting in Sydney

20 February 2013

Interim Results Announced

8 March 2013

Interim Dividend Record Date

28 March 2013

Interim Dividend Payment Date

21 August 2013

Annual Results Announced

All up-to-date shareholder information is available online at www.bhpbilliton.com

View this report as well

as our Annual Report

and Sustainability Report.

Online shareholder services

– check your holding

– register to receive electronic

shareholder communications

– update your records (including

address and direct credit details)

– access all your securities

in one portfolio by setting

up a personal account

– vote online

Latest news

Reports and presentations

Company overview (including Our Charter, Structure and Governance)

Subscribe to receive news alerts sent directly

to your email address

BHP Billiton produces a range of publications which are available in formats that allow shareholders to receive information in their preferred manner. View online, download or receive a paper copy by calling the relevant Share Registrar.

BHP Billiton Limited

1300 656 780 (from within Australia)

+61 3 9415 4020 (from elsewhere)

BHP Billiton Plc

+44 844 472 7001 (United Kingdom)

+27 11 373 0033 (South Africa)

36 | BHP BILLITON SUMMARY REVIEW 2012

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

BHP Billiton Centre

180 Lonsdale Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1BH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6	Hollard Street

Marshalltown

Johannesburg 2107

Telephone +27 11 376 9111

Facsimile +27 11 838 4716

Chile

Avenida Americo Vespucio Sur # 100

Piso 7

Las Condes 756999

Santiago

Telephone +56 2 330 5000

Facsimile +56 2 207 6509

United States

1360 Post Oak Boulevard, Suite 150

Houston, TX 77056-3020

Telephone +1 713 961 8500

Facsimile +1 713 961 8400

Marketing Offices

Singapore

10 Marina Boulevard, #50-01

Marina Bay Financial Centre, Tower 2

Singapore 018983

Telephone +65 6421 6000

Facsimile +65 6421 7000

Belgium

BHP Billiton Diamonds (Belgium) N.V.

Hoveniersstraat 30

2018 Antwerp

Telephone +32 3 201 1090

Facsimile +32 3 213 0846

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford VIC 3067

Postal Address – GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries:

www.investorcentre.com/bhp

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS99 6ZZ

Telephone +44 844 472 7001

Facsimile +44 870 703 6101

Email enquiries:

www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Register

and Transfer Secretary

Computershare Investor Services

(Pty) Limited

70 Marshall Street

Johannesburg 2001

Postal Address – PO Box 61051

Marshalltown 2107

Telephone +27 11 373 0033

Facsimile +27 11 688 5218

Email enquiries:

web.queries@computershare.co.za

Holders of shares dematerialised

into STRATE should contact their

CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited

Level 2/159 Hurstmere Road

Takapuna North Shore City

Postal Address – Private Bag 92119

Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Postal Address – PO Box 43078

Providence, RI 02940-3078

Telephone +1 888 404 6340

(toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar

Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)

+1 877 248 4237 (+1-877-CITIADR)

(toll-free within US)

Facsimile +1 201 324 3284

Email enquiries:

citibank@shareholders online.com

Website: ww w.citi.com/dr

Cover story

BHP Billiton’s Base Metals CSG provides base metals concentrates to custom smelters and copper cathodes to rod and brass mills and casting plants. Our cover picture was taken at Spence, an open-cut copper mine, located in the Atacama Desert in northern Chile.

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Summary Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

Bhpbilliton

Resourcing the future